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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                AMENDMENT NO. 4
                                       TO
                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               ------------------

                              GLEASON CORPORATION
                           (NAME OF SUBJECT COMPANY)

                              GLEASON CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                            ------------------------

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  377339 10 6
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                             EDWARD J. PELTA, ESQ.
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                              GLEASON CORPORATION
                             1000 UNIVERSITY AVENUE
                         ROCHESTER, NEW YORK 14692-2970
                                 (716) 473-1000

      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING THIS STATEMENT)

                                WITH A COPY TO:
                            DAVID L. FINKELMAN, ESQ.
                         STROOCK & STROOCK & LAVAN LLP
                                180 MAIDEN LANE
                         NEW YORK, NEW YORK 10038-4982
                                 (212) 806-5400

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
    This Amendment No. 4 to the Solicitation and Recommendation Statement on
Schedule 14D-9 amends and supplements the Solicitation and Recommendation Statement on Schedule 14D-9 originally filed on December 15, 1999 (the
"Schedule 14D-9") by Gleason Corporation, a Delaware corporation (the "Company"), relating to the joint tender offer by Torque Acquisition Co., L.L.C. ("Acquisition Company"), a Delaware limited liability company and a wholly owned subsidiary of Vestar Capital Partners IV, L.P. ("Vestar"), and the Company (and together with Acquisition Company, the "Purchasers") to purchase all of the outstanding shares of common stock, par value $1.00 per share, of the Company (the "Common Stock"), together with the associated preferred share purchase rights (the "Rights" and, together with the Common Stock, the "Shares"), at a purchase price of $23.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 15, 1999, the supplement thereto, dated February 4, 2000 (the "Supplement") and the related Letter of Transmittal. Capitalized terms used but not defined herein shall have the meanings assigned to them in the
Schedule 14D-9.

    The Company hereby amends and supplements the Schedule 14D-9 as follows:

ITEM 8. ADDITIONAL INFORMATION.

    Item 8 is hereby amended and supplemented by the addition of the following:

    Acquisition Company and the Company have amended the Merger Agreement to reduce the minimum number of Shares required to be tendered in the Offer (the "Minimum Condition") to 4,862,749 Shares. The Purchasers have also extended the Offer until 12:00 midnight, New York City time, on February 17, 2000. The Offer had previously been scheduled to expire at 12:00 midnight, New York City time, on February 10, 2000.

    Pursuant to the amended Merger Agreement, Acquisition Company has agreed to purchase the first 4,862,749 Shares tendered pursuant to the Offer, and the Company has agreed to purchase all Shares tendered in excess of 4,862,749 Shares. However, if 6,135,061 or more Shares are tendered pursuant to the Offer, Acquisition Company will purchase the first 2,318,126 Shares tendered, and the Company will purchase all Shares tendered in excess of 2,318,126 Shares. The amended Merger Agreement also provides that if the Merger Agreement is terminated under circumstances which entitle Acquisition Company to be reimbursed for its expenses, the aggregate amount that the Company will be required to pay in respect of such expenses will be increased from $2.5 million to $4.0 million (or $2.0 million (increased from $1.25 million) if the Merger Agreement is terminated by reason of the termination of the Offer as a result of the occurrence of any of the events set forth in clause (g) of Annex A to the Merger Agreement). The Purchasers have received a revised bank commitment letter from Bankers Trust Company to provide the debt financing necessary to complete the Offer and the Merger. A form of the revised bank committment letter is filed herewith as Exhibit (c)(39) and is incorporated herein by reference.

    The amendment to the Merger Agreement was unanimously approved by the Board of Directors of the Company (the "Board") following the unanimous recommendation of the independent Special Committee of the Board. The Board, based on the unanimous recommendation of the Special Committee, continues to recommend that the Company's shareholders accept the Offer and tender their Shares. For a description of the factors considered by the Special Committee in making its unanimous recommendation to the Board to approve the amendment to the Merger Agreement, see "SPECIAL FACTORS--Reasons for the Special Committee Approving Amendment No. 1" of the Supplement. The amendment to the Merger Agreement is attached hereto as Exhibit (c)(40) and is incorporated herein by reference.

    According to ChaseMellon Shareholder Services, L.L.C., the depositary for the Offer, as of 12:00 midnight, New York City time, on February 3, 2000, 4,897,987 Shares had been validly tendered and not withdrawn pursuant to the Offer.

    On February 4, 2000, Acquisition Company and the Company commenced dissemination of the Supplement to the Stockholders of the Company. The Supplement is attached hereto as Exhibit (a)(11) and is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

    Item 9 is hereby amended and supplemented by the addition of the following exhibits hereto:

(a)(11)   Supplement, dated February 4, 2000, to the Offer to
          Purchase, dated December 15, 1999.(*)

(a)(12) Letter of Transmittal dated February 4, 2000 (incorporated by reference to Exhibit (a)(12) to Amendment 7 to the
          Schedule 13E-4 filed on February 4, 2000).

(a)(13)   Notice of Guaranteed Delivery (incorporated by reference to
          Exhibit (a)(13) to Amendment 7 to the Schedule 13E-4 filed on February 4, 2000).

(a)(14)   Letter to Brokers, Dealers, Commercial Banks, Trust
          Companies and Other Nominees (incorporated by reference to Exhibit (a)(14) to Amendment 7 to the Schedule 13E-4 filed on February 4, 2000).

(a)(15)   Letter to Clients for use by Brokers, Dealers, Commercial
          Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(15) to Amendment 7 to the Schedule
          13E-4 filed on February 4, 2000).

(a)(16) Press Release, dated February 4, 2000 (incorporated by reference to Exhibit (g)(13) to Amendment 7 to the Schedule
          14D-1 filed on February 4, 2000).

(a)(17)   Letter to the stockholders of the Company, dated
          February 4, 2000 from James S. Gleason, Chairman and Chief
          Executive Officer of the Company (incorporated by reference to Exhibit (a)(16) to Amendment 7 to the Schedule 14D-1).

(c)(39)   Revised Bank Commitment Letter, dated February 3, 2000
          (incorporated by reference to Exhibit (b)(4) to Amendment 7 to the Schedule 14D-1 filed on February 4, 2000).

(c)(40) Amendment No. 1 to the Agreement and Plan of Merger, dated as of February 3, 2000, attached as Exhibit I to the Supplement to the Offer to Purchase attached hereto as Exhibit (a)(11).

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* Filed herewith

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2000

                                                       GLEASON CORPORATION

                                                       By:  /s/ EDWARD J. PELTA
                                                            -----------------------------------------
                                                            Name:  Edward J. Pelta
                                                            Title:  VICE PRESIDENT, GENERAL COUNSEL
                                                                  AND SECRETARY

                                 EXHIBIT INDEX

EXHIBIT NO.                                              DESCRIPTION
-----------                      ------------------------------------------------------------
(a)(11)                          Supplement, dated February 4, 2000, to the Offer to
                                 Purchase, dated December 15, 1999.*

(a)(12)                          Letter of Transmittal dated February 4, 2000 (incorporated by reference to Exhibit (a)(12) to Amendment 7 to the
                                 Schedule 13E-4 filed on February 4, 2000).

(a)(13)                          Notice of Guaranteed Delivery (incorporated by reference to
                                 Exhibit (a)(13) to Amendment 7 to the Schedule 13E-4 filed on February 4, 2000).

(a)(14)                          Letter to Brokers, Dealers, Commercial Banks, Trust
                                 Companies and Other Nominees (incorporated by reference to
                                 Exhibit (a)(14) to Amendment 7 to the Schedule 13E-4 filed on February 4, 2000).

(a)(15)                          Letter to Clients for use by Brokers, Dealers, Commercial
                                 Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(15) to Amendment 7 to the Schedule
                                 13E-4 filed on February 4, 2000).

(a)(16)                          Press Release, dated February 4, 2000 (incorporated by
                                 reference to Exhibit (g)(13) to Amendment 7 to the Schedule
                                 14D-1 filed on February 4, 2000).

(a)(17)                          Letter to the stockholders of the Company, dated
                                 February 4, 2000 from James S. Gleason, Chairman and Chief
                                 Executive Officer of the Company (incorporated by reference to Exhibit (a)(16) to Amendment 7 to the Schedule 14D-1).

(c)(39)                          Revised Bank Commitment Letter, dated February 3, 2000
                                 (incorporated by reference to Exhibit (b)(4) to Amendment 7 to the Schedule 14D-1 filed on February 4, 2000).

(c)(40)                          Amendment No. 1 to the Agreement and Plan of Merger, dated as of February 3, 2000, attached as Exhibit I to the
                                 Supplement to the Offer to Purchase attached hereto as
                                 Exhibit (a)(2).

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*   Filed herewith.